News Release

CIBC ANNOUNCES FIRST QUARTER 2004 EARNINGS

(Toronto, ON — February 26, 2004) — CIBC announced net income for the first quarter ended January 31, 2004 of $609 million, or $1.54 per share, diluted, compared with $510 million, or $1.28 per share, diluted, for the previous quarter and net income of $445 million, or $1.11 per share, diluted, for the same period a year ago.

     These results reflect a reduction in income tax expenses of $50 million ($0.14 per share, diluted), related to an increase in CIBC’s future income tax asset.

     The first quarter also includes a reserve of $50 million, ($0.14 per share, diluted) relating to matters involving CIBC’s dealings with certain hedge funds in the U.S.

Towards sustainable growth — excellent progress

“CIBC delivered another quarter of strong results,” said John S. Hunkin, President and Chief Executive Officer. “We continued to make excellent progress in our four key business strategies, and remained focused on building a model for sustained, long-term growth.”

Reducing risk

CIBC’s large corporate credit risk continues to fall. In Q3 2003, CIBC transferred $855 million of business and government loans to a held for sale portfolio to accelerate its non-core corporate loan sale program, and has been successful in selling approximately 90% of this portfolio. In Q4 2003, a further $1.24 billion was transferred to the held for sale portfolio, of which approximately 5% has been sold. CIBC continues to work towards reducing hold and concentration levels in its corporate loan portfolio. Economic capital allocated to the large corporate loan portfolio has been reduced by 52%, surpassing the original target of one-third established in Q2 2002. Gross impaired loans fell in the quarter to $1.27 billion, compared with $1.38 billion at October 31, 2003.

     The merchant banking portfolio has decreased by 21% since the second quarter of 2002, and market risk remains low.

     During the quarter, CIBC repurchased and cancelled approximately 2.1 million common shares under its normal course issuer bid. Notwithstanding these repurchases, through internally generated capital and balance sheet discipline, the important Tier 1 capital ratio strengthened to 11.1%. Total capital ratio remained at 13.0%.

     In recent months, managing and reducing reputation and legal risk has received increased focus at CIBC. Work has been ongoing to ensure that the processes and procedures that support these activities are as robust as those that have successfully supported the reduction in business risk.

Improving productivity

A number of expense reduction initiatives are underway throughout CIBC, including the introduction of online purchasing and expense reporting tools to reduce paper utilization and improve efficiency, reduced spending on external consultants, and consolidation of technology spending with selected vendors. These initiatives seek to generate a sustained reduction in CIBC’s expense to revenue ratio.

Shifting the business mix

Economic capital supporting retail businesses has increased to 65%. The target is 70%. This goal is expected to be achieved by reducing balance sheet resources allocated to businesses that generate lower returns, such as large corporate loans, while increasing balance sheet resources to those businesses where there is a sustainable competitive advantage.

Growth in core businesses

Volume growth in most lines of business drove strong results for CIBC Retail Markets. The Cards business, ranked #1 in market share in purchase volumes and outstandings, produced record revenue for the quarter. CIBC continues to implement programs and technology tools throughout CIBC Retail Markets to improve customer satisfaction and drive sales performance.

     CIBC Wealth Management also delivered strong results, as equity markets improved, and trading activity increased as investor confidence returned. The investments made in the Wealth platform have positioned CIBC well to capitalize on improving market conditions.

1	CIBC Fourth Quarter 2003 News Release

     In 2002, CIBC World Markets committed to reducing economic capital allocated to large corporate loans; rationalizing operations in the U.S.; and building upon the strength of its Canadian franchise. First quarter earnings reflect the strong progress on all these fronts.

     Subsequent to the end of the quarter, Gerry McCaughey was named Vice Chair, CIBC Wealth Management and Chairman and Chief Executive Officer of CIBC World Markets. Under his leadership, CIBC World Markets will continue to actively manage its capital, focus on profitable growth in the U.S., Europe and Asia, and seek to further build on its strength in Canada, where CIBC is recognized as the leading Canadian investment bank.

Other highlights

CIBC Retail Markets

•	Maintaining leadership in cards: CIBC continues to be #1 in market share of purchase volumes and outstanding balances. To further enhance this leadership position, CIBC introduced Club Privileges Travel benefits to the Aerogold VISA Card and Aerogold VISA Card for Business.

•	Showing commitment to the community: CIBC expanded its commitment to help find a cure for breast cancer by supporting the Weekend to End Breast Cancer.

•	Growth in President’s Choice Financial (PCF): PCF continues to grow, with a 4% increase in the number of customers. Funds under management also grew, up 3% to $9.0 billion.

•	Upgrade of online banking: CIBC upgraded its online banking platform and moved to a high availability environment to improve performance.

•	Putting the customer first: CIBC continued to improve the customer experience by:

•	Streamlining the replacement Convenience Card process,

•	Relaunching www.cibc.com with new branding and improvements for ease of use.

CIBC Wealth Management

•	CIBC Wood Gundy Climbs for the Cure: Reinforcing CIBC’s strong commitment to lead the way to a cure for breast cancer, a group of 30 CIBC Wood Gundy employees and family members climbed Mt. Kilimanjaro in January, raising over $220,000 to help fund breast cancer research.

•	Award Winning Mutual Funds: Talvest Global Health Care Fund was named “Health Care Fund of the Year” at the 2003 Canadian Investment Awards in December. Talvest China Plus Fund was best in the “Regional Equity Category.” Talvest’s “Longview” marketing campaign was also one of three finalists in the “overall campaign” and “out-of-home advertising” categories.

•	Continuing leadership in mutual fund net sales: CIBC’s families of mutual funds were third in the Canadian mutual fund industry this quarter, with $511 million in total net sales. CIBC has more than doubled its market share, from just over 4% in 1997 to more than 8% today. This growth was achieved through a combination of internal growth and strategic acquisitions.

•	Growing fee-based programs: Total net sales from CIBC’s fee-based investment management programs increased 44% over the prior quarter, to $1.2 billion. Investment Consulting Service, one of Canada’s largest separately managed account programs surpassed the $5 billion mark in assets under management. Frontiers, a comprehensive asset allocation program, increased assets under management to $1 billion.

•	Online Brokerage Recognition: CIBC Investor’s Edge moved up again and now ranks third in the 2003 Gomez Canada Financial Services’ annual survey of Canada’s leading online brokerages.

CIBC World Markets

•	Extending Leadership in Canada: CIBC World Markets was named the #1 Equity Underwriter in Canada for 2003 by the Globe and Mail and National Post. During 2003, CIBC led 114 deals worth a total of $12.9 billion, more than the next two competitors combined by deal value.

•	Pioneering Income Trusts into the U.S.: CIBC World Markets introduced its market-leading income trust capabilities into the U.S. through the first-ever offering of an Income Deposit Security — a US$250 million Initial Public Offering (IPO) for Volume Services America. In Canada, CIBC World Markets was named the #1 Income Fund underwriter for the 6th consecutive year by the Globe and Mail. Since 1998, CIBC World Markets has led almost twice as many income trust deals as the closest competitor, and has participated in approximately 85% of all such deals in Canada.

2	CIBC Fourth Quarter 2003 News Release

•	Continued Strength in U.S. Real Estate: Real Estate Finance continued to build on a successful 2003 by co-managing two Commercial Mortgage portfolio loan sales during the quarter through Commercial Mortgage Securities Offerings for a combined value of US$2.4 billion.

•	Participating in Significant Transactions: CIBC World Markets was involved in a number of significant transactions during the quarter, including acting as lead manager of UE Waterheater Income Fund’s $361 million IPO and acting as joint bookrunner and co-arranger on debt financing for Alimentation Couche-Tard’s US$804 million acquisition of The Circle K Corporation.

•	Successful Implementation of Business Recovery Plan: Staff in the U.S. Equities group successfully executed the business recovery plan following an electrical fire at one of the trading floor sites in New York. As a result, there was minimal service disruption to clients.

Governance

CIBC’s stated commitment to good governance has been confirmed with its adoption of many best practices over the past two years. CIBC has also received external recognition for its commitment to sustainability, most recently being named as one of seven Canadian companies which qualified as a 2004 Triple Crown Winner, by being included on the FTSE4Good Global Index, the Dow Jones Sustainability Index (DJSI), and the 2003 Corporate Knights Best 50 Corporate Citizens in Canada.

     In an evolving and challenging compliance environment CIBC has stepped up its commitment. As a part of its overall program to reduce risk, CIBC has launched a rigorous review of all of its governance procedures and practices. Various initiatives are underway which will further strengthen the governance framework.

Outlook

Moderate economic growth is expected for North America for the first half of 2004, with continued earnings recovery and further improvement in corporate credit quality. The rise in the Canadian dollar, however, may dampen employment gains in Canada. For this and other reasons, prospects for sustained economic growth during the latter half of 2004 remain uncertain.

     “Our plan for 2004 is to keep firmly focused on executing against our key strategic priorities — reducing risk; allocating capital to the highest performing businesses; improving productivity; and growing core businesses,” noted Hunkin. “Underpinning these objectives will be a strong commitment to building our brand, an intensified focus on governance, and a continued commitment to developing our people and to playing a positive role in our communities. I am convinced that adhering to this path is the best way to assure that the shareholder returns we have been able to deliver to you in recent years will continue.”

Investor and analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at 416-980-3341. Media inquiries should be directed to Robert E. Waite, Senior Vice-President of Communications and Public Affairs, at 416-956-3330, or to Rob McLeod, Senior Director, External Communications at 416-980-3714.

The information appearing after “A note about forward-looking statements” forms a part of this press release.

(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s disclosure controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s first quarter financial report and disclosure controls and procedures. CIBC’s CEO and CFO will voluntarily certify to the SEC the appropriateness of financial disclosures in this release, including the attached unaudited interim consolidated financial statements.)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements which are made pursuant to the ’safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward—looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a US exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; the impact of the events of September 11, 2001; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this release.

3	CIBC Fourth Quarter 2003 News Release

FIRST QUARTER FINANCIAL HIGHLIGHTS

		2004	2003	2003
	As at or for the three months ended	Jan. 31	Oct. 31	Jan. 31

	COMMON SHARE INFORMATION
Per share	- basic earnings	$1.56	$1.29	$1.12
	- diluted earnings	1.54	1.28	1.11
	- dividends	0.50	0.41	0.41
	- book value	29.70	28.78	26.43
Share price	- high	68.60	60.95	45.75
	- low	59.35	51.90	39.50
	- closing	66.66	59.21	43.55
	Shares outstanding (thousands)
	- average basic	359,742	361,266	359,131
	- average diluted	363,917	364,472	360,406
	- end of period	360,992	362,043	359,246
	Market capitalization ($ millions)	$24,064	$21,437	$15,645

	VALUE MEASURES
	Price to earnings multiple (12 month trailing)	11.8	11.4	26.6
	Dividend yield (based on closing share price)	3.0%	2.7%	3.7%
	Dividend payout ratio	32.3%	31.7%	36.7%
	Market value to book value ratio	2.24	2.06	1.65

	FINANCIAL RESULTS ($ millions)
	Total revenue	$2,964	$2,897	$3,079
	Provision for credit losses	155	131	339
	Non-interest expenses	1,943	2,038	2,093
	Net income	609	510	445

	FINANCIAL MEASURES
	Efficiency ratio	65.5%	70.4%	68.0%
	Return on common equity	21.0%	17.9%	16.8%
	Retail / wholesale ratio(1)	65%/35%	64%/36%	55%/45%
	Net interest margin	2.03%	2.03%	1.91%
	Net interest margin on average interest-earning assets	2.41%	2.41%	2.28%
	Return on average assets	0.86%	0.73%	0.61%
	Return on average interest-earning assets	1.02%	0.86%	0.72%
	Regular workforce headcount	36,460	36,630	38,546

	ON- AND OFF-BALANCE SHEET INFORMATION ($ millions)
	Cash, deposits with banks and securities	$84,275	$80,956	$81,541
	Loans and acceptances	137,743	139,073	142,625
	Total assets	284,935	277,147	283,054
	Deposits	193,214	188,130	198,282
	Common shareholders’ equity	10,722	10,421	9,496
	Average assets	281,529	279,009	289,676
	Average interest-earning assets	237,099	234,960	243,704
	Average common shareholders’ equity	10,591	10,374	9,451
	Assets under administration	761,600	705,100	693,500

	BALANCE SHEET QUALITY MEASURES
	Common equity to risk-weighted assets	9.2%	9.0%	7.6%
	Risk-weighted assets ($ billions)	$116.3	$116.3	$124.9
	Tier 1 capital ratio	11.1%	10.8%	9.0%
	Total capital ratio	13.0%	13.0%	11.9%

(1)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio is determined by the amount of capital attributed to the business lines as at the end of the period. Prior to the second quarter of 2003, the ratio was based on the average capital attributed to the business lines in the period.

4	CIBC First Quarter 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED OVERVIEW

Results

CIBC’s net income was $609 million for the quarter, up $164 million from the first quarter of 2003, which included a $28 million after-tax gain related to the sale of the Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale). The increase in net income was primarily due to significantly lower loan losses resulting from a combination of favourable market conditions and our ongoing efforts to reduce credit risk, and a reduction in income tax expense of $50 million related to an increase in our future income tax asset, as discussed in the income taxes section below, partially offset by a non-tax effected reserve of $50 million related to matters involving CIBC’s dealings with certain hedge funds in the U.S., as discussed in the hedge funds section below.

     Net income was up $99 million from the prior quarter, which benefited from a $95 million after-tax reversal of a portion of the general allowance for credit losses, partially offset by losses of $64 million after-tax on loans held for sale. The current quarter net income benefited from significantly higher trading revenue, lower non-interest expenses and the decrease in income tax expense as noted above, partially offset by the $50 million reserve noted above.

     Earnings per share (EPS), diluted, and return on equity (ROE) were $1.54 and 21.0%, respectively, for the quarter, compared with $1.11 and 16.8% for the first quarter of 2003 and $1.28 and 17.9% for the prior quarter.

$ millions, for the	2004	2003	2003
three months ended	Jan. 31	Oct. 31	Jan. 31

Net interest income	$1,435	$1,426	$1,398
Non-interest income	1,529	1,471	1,681

Total revenue	2,964	2,897	3,079
Provision for credit losses	155	131	339
Non-interest expenses	1,943	2,038	2,093

Income before taxes and non-controlling interests	866	728	647
Income taxes and non-controlling interests	257	218	202

Net income	$609	$510	$445

Revenue

Net interest income

Net interest income was up $37 million from the first quarter of 2003, mainly due to volume growth in cards and loans, partially offset by lower net interest income related to trading revenue.

     Net interest income was up $9 million from the prior quarter.

Non-interest income

Non-interest income was down $152 million from the first quarter of 2003, which included the $52 million pre-tax gain related to the Oppenheimer sale, and a $20 million business interruption insurance recovery related to the events of September 11, 2001. Excluding the impact of these items, the decrease in revenue was primarily due to the loss of ongoing revenue from the Oppenheimer sale, lower credit fees and lower revenue from asset securitization and structured leasing activities, partially offset by higher commissions and fees on securities transactions and higher mutual fund management fees.

     Non-interest income was up $58 million from the prior quarter, mainly due to significantly higher trading revenue, higher commissions earned on securities resulting from higher trading volumes and higher revenue in our fixed income and equity structured products businesses. The increase was partially offset by lower revenue from securitized assets.

Provision for credit losses

Provision for credit losses for the quarter was down $184 million from the first quarter of 2003, mainly due to lower loan losses, and higher reversals and recoveries in CIBC World Markets resulting from the combination of favourable market conditions and our ongoing program to reduce credit risk. Provision for credit losses was up $24 million from the prior quarter, which included a $150 million pre-tax reversal of a portion of the general allowance for credit losses, partially offset by losses of $93 million on loans held for sale. The current quarter benefited from the net recovery in CIBC World Markets as noted above.

Non-interest expenses

Non-interest expenses were down $150 million from the first quarter of 2003, primarily due to lower compensation and benefits resulting from staff reductions due to the Oppenheimer sale and staff reduction programs. The decrease was partially offset by the $50 million reserve noted above.

     Non-interest expenses were down $95 million from the prior quarter, primarily due to lower severance, advertising, occupancy, and computer expenses, partially offset by higher revenue-related compensation, higher pension costs and the reserve noted above. The prior quarter also included an additional $49 million reserve related to

CIBC First Quarter 2004	5

matters involving CIBC’s dealings with Enron and a restructuring reversal of $23 million.

Income taxes

CIBC’s income tax expense was up $56 million from the first quarter of 2003, primarily due to higher North American earnings. In November 2003, the Ontario government announced an increase in its corporate income tax rate and a cancellation of planned future rate reductions. As a result of this announcement, CIBC increased its future income tax asset by $50 million, thereby reducing the income tax expense in the quarter. Partially offsetting this decrease in tax expense was the impact of the non-tax effected reserve of $50 million related to CIBC’s dealings with certain hedge funds in the U.S.

     Income tax expense was up $39 million from the prior quarter, primarily due to the reasons noted above.

     CIBC’s effective income tax rate was 29.6% for the quarter, compared with 30.9% for the first quarter of 2003 and 29.8% for the prior quarter.

     At the end of the quarter, our U.S. future income tax asset was US$538 million, net of a US$165 million valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For more details, see page 25 of the 2003 Annual Report. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.

Hedge funds

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services CIBC provided to certain hedge funds that engaged in mutual fund market timing. On February 3, 2004, the NYAG filed a criminal complaint and the SEC filed a civil enforcement proceeding against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. During the quarter, we established a reserve of $50 million in connection with this matter. This reserve was allocated equally to CIBC Wealth Management and CIBC World Markets. Although we cannot determine at this time the eventual timing or outcome of these investigations, we do not expect these investigations to have a material adverse impact on CIBC’s consolidated financial position or results of its operations.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and we presently believe this insurance is sufficient to cover any liability arising from these claims. CIBC, with its insurance carriers, is participating in a court-ordered mediation in an effort to resolve the claims asserted in the Newby and bankruptcy cases. We will regularly assess the sufficiency of our litigation reserves in relation to these Enron-related matters.

     On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that in the DOJ’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end

6	CIBC First Quarter 2004

transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Superintendent of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to our compliance with these policies.

     We are currently in discussions with our banking regulators and the monitor appointed by the DOJ regarding the specifics with respect to the winding down or sale, in an orderly fashion in the normal course of business, of CIBC’s U.S., United Kingdom, and Australian based receivables conduit vehicles. As the discussions have not yet concluded, it is not possible to estimate with certainty the cost, if any, of such a winding down or sale. At this time, however, we do not expect such a wind down or sale of these conduit vehicles, or the implementation of the other terms of our settlement agreements with the DOJ and our banking regulators, to have a material adverse impact on CIBC’s consolidated financial position or results of its operations.

New York premises

During the quarter, CIBC signed a 30-year lease agreement with a tenant for approximately 800,000 square feet of space in the recently completed 1.2 million square foot building at 300 Madison Avenue in New York City. As part of the lease agreement, CIBC will pay approximately $140 million in leasing concessions between late 2004 and early 2006, which will be deferred and amortized over the lease term. We will begin consolidating the majority of our U.S. business operations into the remaining space in the new building during the fourth quarter of 2004. As a result, CIBC will vacate most of its existing New York premises and expects to incur sublease losses as we exit these leased facilities. These losses will be recorded when incurred and are currently estimated to be between $50 million and $70 million.

Restructuring

During the fourth quarter of 2002, we recorded a restructuring charge of $508 million relating to the closing of our U.S. electronic banking operations and restructuring initiatives in other businesses. The remaining provision at January 31, 2004 relates mainly to severance commitments to be paid in 2004 and outstanding lease payments and contract termination costs that extend to future periods. Payments under this restructuring program are expected to be minimal after 2004. During the quarter, approximately 120 positions were eliminated for a total of approximately 2,620 positions eliminated since the program commenced. In total, these initiatives are expected to result in the elimination of approximately 2,700 positions.

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the 2003 consolidated financial statements. New accounting policies were adopted in the quarter as stated in Note 1 to the interim consolidated financial statements.

     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 16 to 20 of the 2003 Annual Report.

Performance measurement

A number of financial measures are used to assess the performance of CIBC and its businesses. Some measures are calculated in accordance with generally accepted accounting principles (GAAP), such as net income, net interest margin and return on equity (ROE). Other measures are non-GAAP measures, such as net interest income on a taxable equivalent basis (TEB), economic capital and economic profit. These measures do not have a standardized meaning under GAAP and may not be comparable to similar measures used by other companies. For a more detailed discussion of how we measure and report performance, see page 29 of the 2003 Annual Report.

BUSINESS LINE REVIEW

CIBC is structured into three business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp., CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures acquired pursuant to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

     Effective November 1, 2003, concurrent with the implementation of the Canadian Institute of Chartered Accountants Accounting Guideline 13, “Hedging Relationships,” we refined our internal funds transfer pricing and treasury allocation processes on a prospective basis, as follows:

•	The funds transfer pricing of retail products with embedded options now includes a specific charge for

CIBC First Quarter 2004	7

hedging the consumer behaviour risk applicable to these embedded options. Examples of retail products that contain embedded options with consumer behaviour risks include mortgages (commitments and prepayments) and redeemable GICs.

•	The hedging costs associated with mortgage refinancing before maturity and mortgage securitizations are now allocated to the mortgage business to better align these costs with their respective revenue.

•	The remaining gains and losses associated with hedging activities relating to the risks noted above, previously allocated to the business lines, are now allocated to CIBC Retail Markets-other and CIBC Wealth Management-other.

Also, effective November 1, 2003, a number of cash management accounts previously allocated to investment banking and credit products have been transferred to commercial banking on a prospective basis.

     In addition, CIBC realigned the following business activities into CIBC Retail Markets-other:

•	bizSmart, previously in small business banking.

•	bank@work, previously in personal banking.

Segmented financial information for prior periods was reclassified to reflect these changes.

CIBC RETAIL & WEALTH

CIBC Retail & Wealth is the focus of our overall strategy of concentrating resources and increasing capital to the retail operations. It comprises the CIBC Retail Markets and CIBC Wealth Management business lines.

     While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. The following table sets out net income for CIBC Retail & Wealth and also sets out the effect of including our commercial banking operations under CIBC Retail & Wealth.

$ millions, for the	2004	2003	2003
three months ended	Jan. 31	Oct. 31	Jan. 31

Net income
CIBC Retail Markets	$282	$204	$253
CIBC Wealth Management	92	89	121

	374	293	374
Commercial banking	31	19	34

	$405	$312	$408

8	CIBC First Quarter 2004

CIBC RETAIL MARKETS

CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as through the co-branded retail electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited.

Results

$ millions, for the	2004	2003	2003
three months ended	Jan. 31	Oct. 31	Jan. 31

Revenue
Personal banking	$497	$507	$455
Small business banking	143	140	135
Cards	347	330	313
Mortgages(1)	122	192	158
Other(1)	221	134	143

Total revenue	1,330	1,303	1,204
Provision for credit losses	162	184	138
Non-interest expenses	750	799	708

Income before taxes	418	320	358
Income taxes	136	116	105

Net income	$282	$204	$253

Efficiency ratio	56.4%	61.3%	58.8%
ROE	44.2%	29.5%	37.6%
Economic profit(2)(3)	$201	$120	$169

(1)	Effective November 1, 2003, the hedging costs associated with mortgages refinanced before maturity and mortgage securitizations, which were previously included in other, are allocated to mortgages. For additional detail, see the Business line review section.

(2)	For additional segmented information, see notes to the interim consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the quarter was $81 million (October 31, 2003: $84 million; January 31, 2003: $84 million). For additional detail, see the Performance measurement section.

Net income was up $29 million from the first quarter of 2003 and up $78 million from the prior quarter. Net income for the quarter benefited from a reduction in income tax expense of $5 million related to the increase in our future income tax asset, as discussed in the income taxes section.

Revenue

Revenue was up $126 million from the first quarter of 2003. Loan and deposit volume growth, improved loan spreads and higher fee income led to higher personal banking and small business banking revenue. Cards revenue increased due to higher fees and volume growth. Mortgages revenue declined, primarily due to hedging costs associated with mortgages refinanced before maturity, which were previously included in treasury allocations and reported within other. This decrease was partially offset by higher prepayment fees and volume growth. Other revenue also benefited from volume growth and improved spreads in President’s Choice Financial.

     Revenue was up $27 million from the prior quarter, primarily due to higher revenue in cards as a result of volume growth and higher fees. Mortgages revenue was down, primarily due to the hedging costs noted above and lower gains on sales. Deposit and loan volumes were up while spreads were down in personal banking, small business banking and President’s Choice Financial.

Provision for credit losses

Provision for credit losses was up $24 million from the first quarter of 2003, primarily due to higher loan losses in cards and personal lending products. Provision for credit losses was down $22 million from the prior quarter, mainly due to lower small business and agricultural loan losses.

Non-interest expenses

Non-interest expenses were up $42 million from the first quarter of 2003, mainly due to higher support, technology and marketing costs, and increased project spending, partially offset by lower compensation.

     Non-interest expenses were down $49 million from the prior quarter, which included severance and other costs associated with realigning personal banking and small business banking, higher marketing costs and increased expenditures on the branch network, partially offset by a restructuring reversal.

     The regular workforce headcount totalled 17,409 at the end of the quarter, down 625 from the first quarter of 2003 and down 44 from the prior quarter, mainly due to staff reduction programs.

CIBC First Quarter 2004	9

CIBC WEALTH MANAGEMENT

CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business delivers a wide selection of investment products and services – full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

Results

$ millions, for the	2004	2003	2003
three months ended	Jan. 31	Oct. 31	Jan. 31

Revenue
Imperial Service	$188	$189	$182
Retail brokerage	258	246	367
Private wealth management	35	30	37
Wealth products	119	123	136
Other	25	16	16

Total revenue	625	604	738
Provision for credit losses	4	6	3
Non-interest expenses	468	472	546

Income before taxes	153	126	189
Income taxes	61	37	68

Net income	$92	$89	$121

Efficiency ratio	74.9%	78.1%	73.9%
ROE	29.5%	26.3%	36.8%
Economic profit(1)(2)	$53	$47	$80

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	The adjustment to net income for cost of equity for the quarter was $39 million (October 31, 2003: $42 million; January 31, 2003: $41 million). For additional detail, see the Performance measurement section.

Net income was down $29 million from the first quarter of 2003, which included a $28 million after-tax gain on the Oppenheimer sale, and up $3 million from the prior quarter.

Revenue

Revenue was down $113 million from the first quarter of 2003, primarily due to the loss of ongoing revenue and the gain from the Oppenheimer sale. Excluding the impact of the Oppenheimer sale, revenue was up $49 million, primarily due to higher retail brokerage revenue resulting from increased trading volume activity.

     Revenue was up $21 million from the prior quarter, primarily due to higher retail brokerage revenue from increased trading volume activity and higher private wealth management revenue. In wealth products, higher mutual fund revenue, supported by increased net sales, was more than offset by lower GIC revenue due to narrower spreads.

Non-interest expenses

Non-interest expenses were down $78 million from the first quarter of 2003, primarily due to $128 million lower ongoing expenses resulting from the Oppenheimer sale, partially offset by a $25 million reserve related to matters involving CIBC’s dealings with certain hedge funds in the U.S., as discussed in the hedge funds section. The current quarter also included higher revenue-related compensation.

     Non-interest expenses were down $4 million from the prior quarter, primarily due to lower technology and operations expenses, partially offset by the reserve noted above.

     The regular workforce headcount totaled 6,576 at the end of the quarter, down 580 from the first quarter of 2003, mainly due to reduction in the number of investment advisors in retail brokerage, and the Oppenheimer sale. The regular workforce headcount was down 25 from the prior quarter.

10	CIBC First Quarter 2004

CIBC WORLD MARKETS

CIBC World Markets is a leading North American investment bank with niche capabilities in the U.K. and Asia. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

Results

$ millions, for the	2004	2003	2003
three months ended	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB)(1)(2)
Capital markets	$394	$337	$420
Investment banking and credit products	366	372	495
Merchant banking	14	9	5
Commercial banking	119	101	123
Other	11	57	6

Total revenue (TEB)(1)(2)	904	876	1,049
TEB adjustment	40	38	28

Total revenue	864	838	1,021
(Recovery of) provision for credit losses	(15)	86	192
Non-interest expenses	595	621	657

Income before taxes and non-controlling interests	284	131	172
Income taxes and non-controlling interests	90	5	43

Net income	$194	$126	$129

Efficiency ratio	68.8%	74.1%	64.4%
Efficiency ratio (TEB)(1)(2)	65.8%	70.9%	62.7%
ROE	27.5%	15.5%	11.2%
Economic profit(2)(3)	$106	$31	$—

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the Performance measurement section.

(2)	For additional segmented information, see notes to the interim consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the quarter was $88 million (October 31, 2003: $95 million; January 31, 2003: $129 million). For additional detail, see the Performance measurement section.

Net income was up $65 million from the first quarter of 2003 and up $68 million from the prior quarter, primarily due to lower provision for credit losses in the current quarter.

Revenue

Revenue was down $157 million from the first quarter of 2003, which included higher fees from mergers and acquisitions and a business interruption insurance recovery of $20 million. Revenue from asset securitization and structured leasing activities declined in the current quarter.

     Revenue was up $26 million from the prior quarter as capital markets benefited from improved markets for our fixed income, U.S. equity agency and equity structured products businesses. In addition, we experienced improved performance in the U.S. from our high-yield and real estate finance businesses. This increase was partially offset by lower treasury revenue allocations and a decline in asset securitization and structured leasing revenue.

Provision for credit losses

Provision for credit losses was down $207 million from the first quarter of 2003, mainly due to lower loan losses, and reversals and recoveries totalling $36 million in the current period. This decrease resulted from the combination of favourable market conditions, and our ongoing program to reduce credit risk. Provision for credit losses was down $101 million from the prior quarter, primarily due to the inclusion of $93 million of losses on loans held for sale in the prior period.

Non-interest expenses

Non-interest expenses were down $62 million from the first quarter of 2003, mainly due to lower revenue-related compensation, and savings associated with cost reduction programs, partially offset by a $25 million reserve relating to matters involving CIBC’s dealings with certain hedge funds in the U.S., as discussed in the hedge funds section.

     Non-interest expenses were down $26 million from the prior quarter, which included an additional $49 million reserve related to matters involving CIBC’s dealings with Enron, and costs associated with staff reductions and vacated premises. Current quarter results included the hedge fund reserve noted above and higher revenue-related compensation.

     The regular workforce headcount was 2,356 at the end of the quarter, down 185 from the end of the first quarter of 2003, primarily due to staff reduction programs. The regular workforce headcount was down 18 from the end of the prior quarter.

Income taxes

CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction. Prior quarter results also included the impact of one-time recoveries, including those related to the wind-up of certain foreign subsidiaries.

CIBC First Quarter 2004	11

CORPORATE AND OTHER

Corporate and Other comprises the five functional groups – Administration; Corporate Development; Finance; Technology & Operations; and Treasury, Balance Sheet and Risk Management – as well as Juniper Financial Corp., CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures, and other revenue, expense and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.

Results

$ millions, for the	2004	2003	2003
three months ended	Jan. 31	Oct. 31	Jan. 31

Total revenue	$145	$152	$116
Provision for (recovery of) credit losses	4	(145)	6
Non-interest expenses	130	146	182

Income (loss) before taxes and non-controlling interests	11	151	(72)
Income taxes and non-controlling interests	(30)	60	(14)

Net income (loss)	$41	$91	$(58)

Net income was up $99 million from the first quarter of 2003, primarily due to a reduction in income tax expense of $45 million related to the increase in our future income tax asset, as discussed in the income taxes section. In addition, the current quarter benefited from an economic hedge, entered into in 2003, that reduced the impact of the volatility of stock appreciation rights.

     Net income was down $50 million from the prior quarter, which included a $95 million after-tax reversal of a portion of the general allowance for credit losses, partially offset by the increase in the future income tax asset noted above.

MANAGEMENT OF RISK

Our approach to management of risk and balance sheet resources (including capital) has not changed significantly from that described on pages 45 to 57 of the 2003 Annual Report.

Management of credit risk

Gross impaired loans were $1.27 billion at the end of the quarter, down from $1.38 billion at October 31, 2003. The utilities sector experienced the largest increase in gross impaired loans and the business services sector experienced the largest decrease, since October 31, 2003. During the quarter, gross impaired loans decreased $48 million in Canada, $23 million in the U.S. and $37 million in other countries.

     Provision for credit losses for the quarter was $155 million, down from $339 million in the first quarter of 2003 and up from $131 million in the prior quarter, which included the reversal of a portion of the general allowance of $150 million and the provision for credit losses related to the transfer of loans to the held for sale portfolio of $93 million. The quarterly provision for credit losses relating to business and government loans was a net recovery of $2 million due to reversals and recoveries. Provision for credit losses relating to consumer loans was $157 million, of which 69% related to credit card losses.

     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $1.95 billion at the end of the quarter, down $4 million from October 31, 2003.

Management of market risk

The following table shows the quarter-end and average Value-at-Risk (VaR) by risk-type for CIBC’s combined trading activities for the quarter and for the first quarter of 2003. Compared with the first quarter of 2003, total risk declined across all risk categories, except foreign exchange risk. Daily trading revenue was positive for 61 of the 63 days in the quarter, and trading losses did not exceed VaR for any day during the quarter.

	For the three		For the three
	months ended		months ended
	January 31, 2004		January 31, 2003

$ millions	Q1 End	Average	Q1 End	Average

Interest rate risk	2.5	2.6	4.1	4.9
Credit spread risk	2.4	2.4	5.6	6.0
Equity risk	5.0	4.9	7.1	7.9
Foreign exchange risk	1.6	0.9	0.3	0.4
Commodity risk	1.4	1.3	1.4	1.6
Diversification effect(1)	(6.7)	(6.0)	(6.6)	(7.9)

Total risk	6.2	6.1	11.9	12.9

(1)	VaRs are less than the sum of the VaRs of the different market risk types due to risk offsets resulting from portfolio diversification.

12	CIBC First Quarter 2004

Management of liquidity risk

Consistent with liquidity risk mitigation strategies, we continue to expand funding sources through a net increase of wholesale term funds, diversified by customer, currency, type and geographic location. In addition, core retail deposits remain a prime source of dependable funding for the balance sheet. As at January 31, 2004, Canadian dollar deposits from individuals totalled $65.8 billion.

     We manage potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered high-quality liquid assets. These assets may be sold or pledged for secured borrowings to provide a readily available cash source. Liquid assets as at January 31, 2004 include cash of $0.8 billion, securities of $57.3 billion and deposits with banks of $10.7 billion. CIBC also had $21.7 billion of securities borrowed or purchased under resale agreements at the end of the quarter.

     In the course of our regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements as at January 31, 2004 totalled $31.8 billion.

     Subsequent to the end of the quarter, on February 9, 2004, Fitch Ratings, one of the agencies that monitor CIBC’s credit ratings, announced that it had revised its outlook on CIBC (AA-/F1+) to “Negative” as a result of uncertainties associated with the potential impact of recent investigations and litigation. Fitch also indicated that should CIBC overcome these uncertainties with minimal business disruption, the outlook would likely return to “Stable.” It should be noted that a change in outlook does not necessarily lead to a downgrade and, as Fitch recognized in its announcement, CIBC maintains a stable funding base, good asset liquidity, relatively low risk profile and strong Tier 1 capital ratio.

Management of operational risk

During the quarter, CIBC continued with the implementation of its enhanced operational risk measurement methodology with the objective to receive regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Basel Committee on Banking Supervision Capital Accord proposals (Basel II), currently effective November 1, 2006.

     In recent months, enhancing our management of reputation and legal risk has received increased focus at CIBC. Work has been ongoing to ensure that policies and procedures that support these activities are robust like our other risk management policies, procedures and standards.

Management of balance sheet resources

We continued to reallocate balance sheet resources to businesses with strong earnings, high strategic importance and long-term growth potential. Cards continued to grow, resulting in an increase of its balance sheet usage by 4% from October 31, 2003. Balance sheet usage by personal loans increased by 3% from October 31, 2003.

     Business and government loans and acceptances (including the held for sale portfolio) continued to decline, resulting in a 4% decrease in balance sheet usage from October 31, 2003, primarily due to reductions in the non-core wholesale loan portfolio through a combination of loan sales and maturities. Economic capital attributed to the large corporate loan portfolio has been reduced by 52% since the second quarter of 2002, when CIBC committed to achieve a one-third reduction by 2005.

     Overall, CIBC’s balance sheet increased to $284.9 billion, up $7.8 billion from October 31, 2003. Increases were largely driven by derivative instruments market valuation ($2.6 billion), securities borrowed or purchased under resale agreements ($1.8 billion), securities held for investment ($1.6 billion), interest bearing deposits with banks ($1.3 billion), personal and credit card loans ($1.0 billion), securities held for trading ($0.7 billion), and other assets ($1.6 billion). These increases were partially offset by reductions in business and government loans, including the loans transferred to the held for sale portfolio ($1.2 billion), residential mortgages ($1.0 billion) due to mortgages securitized in the quarter, and acceptances ($0.4 billion).

     The net unrealized excess of market value over book value of CIBC’s investment portfolio totalled $861 million at the end of the quarter. The unrealized gains of $661 million in corporate equity related mainly to investments held in the merchant banking portfolio.

Management of capital resources

On December 22, 2003, we commenced a normal course issuer bid, effective for one year. Under this bid, we may purchase up to 18 million common shares, just under 5% of CIBC’s outstanding common shares as at December 15, 2003. During the quarter, we repurchased and cancelled approximately 2.1 million common shares under the program for an aggregate consideration of $143 million.

     During the quarter, we issued approximately 1 million common shares for $48 million, pursuant to stock option plans.

     Regulatory capital is determined in accordance with guidelines issued by OSFI. As at January 31, 2004, CIBC’s Tier 1 and total capital were $12.9 billion and $15.1 billion, respectively, compared with $12.5 billion and $15.2 billion at October 31, 2003. The Tier 1 and total capital ratios were 11.1% and 13.0%, respectively, compared with 10.8% and 13.0% at October 31, 2003.

CIBC First Quarter 2004	13

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
		2004	2003	2003
Unaudited, $ millions, for the three months ended		Jan. 31	Oct. 31	Jan. 31

Interest income
Loans		$1,956	$2,022	$2,003
Securities borrowed or purchased under resale agreements		132	117	166
Securities		541	554	630
Deposits with banks		31	32	40

		2,660	2,725	2,839

Interest expense
Deposits		862	874	1,030
Other liabilities		313	376	360
Subordinated indebtedness		50	49	51

		1,225	1,299	1,441

Net interest income		1,435	1,426	1,398
Provision for credit losses (Note 3)		155	131	339

		1,280	1,295	1,059

Non-interest income
Underwriting and advisory fees		214	216	239
Deposit and payment fees		181	185	173
Credit fees		75	79	102
Card fees		96	99	92
Investment management and custodial fees		84	81	103
Mutual fund fees		147	139	136
Insurance fees		49	38	40
Commissions on securities transactions		232	207	266
Trading activities		190	127	194
Investment securities gains, net		15	8	24
Income from securitized assets		34	60	50
Foreign exchange other than trading		91	100	57
Other		121	132	205

		1,529	1,471	1,681

		2,809	2,766	2,740

Non-interest expenses
Employee compensation and benefits		1,123	1,063	1,251
Occupancy costs		135	167	142
Computer and office equipment		271	293	279
Communications		86	85	109
Advertising and business development		45	89	46
Professional fees		40	62	55
Business and capital taxes		27	40	29
Restructuring reversal (Note 7)		-	(23)	-
Other		216	262	182

		1,943	2,038	2,093

Income before income taxes and non-controlling interests		866	728	647
Income tax expense		256	217	200

		610	511	447
Non-controlling interests in net income of subsidiaries		1	1	2

Net income		$609	$510	$445

Earnings per share (in dollars) (Note 8)	- Basic	$1.56	$1.29	$1.12
	- Diluted	$1.54	$1.28	$1.11
Dividends per common share (in dollars)		$0.50	$0.41	$0.41

The accompanying notes are an integral part of these interim consolidated financial statements.

14	CIBC First Quarter 2004

CONSOLIDATED BALANCE SHEETS
	2004	2003
Unaudited, $ millions, as at	Jan. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,359	$1,593

Interest-bearing deposits with banks	10,137	8,861

Securities
Securities held for investment	19,775	18,193
Securities held for trading	52,980	52,282
Loan substitute securities	24	27

	72,779	70,502

Securities borrowed or purchased under resale agreements	21,652	19,829

Loans
Residential mortgages	69,018	70,014
Personal	23,997	23,390
Credit card	9,659	9,305
Business and government	32,250	33,177
Allowance for credit losses (Note 3)	(1,948)	(1,952)

	132,976	133,934

Other
Derivative instruments market valuation	25,423	22,796
Customers’ liability under acceptances	4,767	5,139
Loans held for sale (Note 4)	1,090	1,321
Land, buildings and equipment	2,124	2,093
Goodwill	1,041	1,045
Other intangible assets	252	255
Other assets	11,335	9,779

	46,032	42,428

	$284,935	$277,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$70,419	$69,202
Business and government	111,349	106,768
Bank	11,446	12,160

	193,214	188,130

Other
Derivative instruments market valuation	24,323	21,945
Acceptances	4,778	5,147
Obligations related to securities sold short	15,507	11,659
Obligations related to securities lent or sold under repurchase agreements	16,873	19,293
Other liabilities	12,957	13,998

	74,438	72,042

Subordinated indebtedness	3,201	3,197

Shareholders’ equity
Preferred shares (Note 6)	3,360	3,357
Common shares (Note 6)	2,980	2,950
Contributed surplus	61	50
Foreign currency translation adjustment	(181)	(180)
Retained earnings	7,862	7,601

	14,082	13,778

	$284,935	$277,147

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2004	15

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
	2004	2003	2003
Unaudited, $ millions, for the three months ended	Jan. 31	Oct. 31	Jan. 31

Preferred shares
Balance at beginning of period	$3,357	$3,087	$3,088
Issue of preferred shares	—	300	250
Translation adjustment on foreign currency preferred shares	3	(30)	(12)

Balance at end of period	$3,360	$3,357	$3,326

Common shares
Balance at beginning of period	$2,950	$2,903	$2,842
Issue of common shares (Note 6)	48	47	—
Purchase of common shares for cancellation (Note 6)	(18)	—	—

Balance at end of period	$2,980	$2,950	$2,842

Contributed surplus
Balance at beginning of period	$50	$46	$26
Stock option expense	3	4	7
Stock options exercised	(2)	—	—
Net premium on treasury shares (Note 1)	10	—	—

Balance at end of period	$61	$50	$33

Foreign currency translation adjustment
Balance at beginning of period	$(180)	$6	$42
Foreign exchange gains (losses) from investment in subsidiaries and other items	82	(1,024)	(473)
Foreign exchange (losses) gains from hedging activities	(122)	1,452	650
Income tax benefit (expense)	39	(614)	(182)

Balance at end of period	$(181)	$(180)	$37

Retained earnings
Balance at beginning of period	$7,601	$7,302	$6,335
Adjustment for change in accounting policy (Note 1)	6	—	—

Balance at beginning of period, as restated	7,607	7,302	6,335
Net income	609	510	445
Dividends
Preferred	(49)	(43)	(44)
Common	(181)	(148)	(147)
Premium on purchase of common shares for cancellation (Note 6)	(125)	—	—
Other	1	(20)	(5)

Balance at end of period	$7,862	$7,601	$6,584

The accompanying notes are an integral part of these interim consolidated financial statements.

16	CIBC First Quarter 2004

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
	2004	2003	2003
Unaudited, $ millions, for the three months ended	Jan. 31	Oct. 31	Jan. 31

Cash flows provided by (used in) operating activities
Net income	$609	$510	$445
Adjustments to determine net cash flows:
Provision for credit losses	155	131	339
Amortization of buildings, furniture, equipment and leasehold improvements	62	70	70
Amortization of intangible assets	4	9	4
Stock-based compensation	29	27	28
Restructuring reversal	—	(23)	—
Future income taxes	15	164	11
Investment securities gains, net	(15)	(8)	(24)
Gains on divestitures	—	(5)	(48)
(Gains) losses on disposal of land, buildings and equipment	(2)	1	—
Changes in operating assets and liabilities Accrued interest receivable	86	(38)	350
Accrued interest payable	186	(194)	(87)
Unrealized gains and amounts receivable on derivative contracts	(2,627)	1,328	(2,267)
Unrealized losses and amounts payable on derivative contracts	2,378	(1,158)	1,210
Net change in securities held for trading	(698)	(5,229)	(5,828)
Current income taxes payable	(2,133)	33	94
Restructuring payments	(31)	(15)	(229)
Insurance proceeds received	11	6	20
Other, net	(487)	1,592	(51)

	(2,458)	(2,799)	(5,963)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	5,084	(9,962)	1,652
Obligations related to securities sold short	3,848	328	3,502
Net obligations related to securities lent or sold under repurchase agreements	(2,420)	3,832	2,980
Issue of subordinated indebtedness	—	—	250
Repurchase of subordinated indebtedness	—	—	(3)
Issue of preferred shares	—	300	250
Issue of common shares	48	47	—
Purchase of common shares for cancellation	(143)	—	—
Dividends	(230)	(191)	(191)
Other, net	(117)	(163)	248

	6,070	(5,809)	8,688

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(1,276)	2,319	412
Loans, net of repayments	(1,556)	(1,033)	(989)
Proceeds from securitizations	2,362	2,289	1,074
Purchase of securities held for investment	(4,579)	(3,419)	(5,819)
Proceeds on sale of securities held for investment	2,579	7,714	4,014
Proceeds on maturity of securities held for investment	470	1,066	826
Net securities borrowed or purchased under resale agreements	(1,823)	(502)	(2,228)
Proceeds from divestitures	—	—	181
Purchase of land, buildings and equipment	(28)	(116)	(120)
Proceeds from disposal of land, buildings and equipment	2	3	—

	(3,849)	8,321	(2,649)

Effect of exchange rate changes on cash and non-interest-bearing deposit with banks	3	1	(15)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(234)	(286)	61
Cash and non-interest-bearing deposits with banks at beginning of period	1,593	1,879	1,300

Cash and non-interest-bearing deposits with banks at end of period	$1,359	$1,593	$1,361

Cash interest paid	$1,049	$1,493	$1,528
Cash income taxes paid	$2,374	$19	$95

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2004	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Accounting policies

The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2003, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003, as set out on pages 63 to 110 of the 2003 Annual Report. Additional application of policies and disclosures are detailed as follows:

Hedging relationships

On November 1, 2003, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 13, “Hedging Relationships,” and the Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.” AcG-13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purposes of applying hedge accounting and the discontinuance of hedge accounting. AcG-13 is a transactional hedging guideline, which requires that hedged items in any hedging relationship be specifically identified. EIC-128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in current income.

     Prior to November 1, 2003, we hedged a significant amount of our interest rate risk on a net basis, a practice commonly referred to as “macro” hedging. As a result of adopting AcG-13, these “macro” hedges were replaced with AcG-13 compliant hedges that are identified with specific items. In addition, certain credit derivatives, such as credit default swaps used to hedge the credit exposure on certain loans despite being economically effective, do not qualify for hedge accounting under AcG-13. Any derivative that is no longer held within an AcG-13 compliant hedging relationship is measured at fair value, with changes in fair value recorded in other income. Hedging relationships that meet the conditions prescribed by AcG-13 and, therefore, qualify for hedge accounting, continue to be hedge accounted for, generally on an accrual basis, in compliance with our existing accounting policies, which are designed to match the income recognition basis of the hedging instruments with that of the underlying hedged item.

     Upon the adoption of AcG-13, all hedging relationships that ceased to be eligible for hedge accounting were terminated as of that date. In compliance with the transitional provisions of AcG-13, the difference between the carrying value and fair value of all hedging instruments in these hedging relationships was deferred for amortization over the hedge terms, ranging primarily from one to five years. The impact of recognizing derivatives at fair value in respect of hedge relationships that were terminated as of November 1, 2003, resulted in an increase in derivatives instruments market valuation assets and liabilities of $763 million and $920 million, respectively, and an increase to other liabilities and other assets of $763 million and $920 million, respectively.

Equity-linked deposit contracts

On November 1, 2003, we adopted the CICA AcG-17, “Equity-Linked Deposit Contracts.” The guideline pertains to certain deposit obligations, such as equity-linked GICs or equity-linked notes where the deposit obligation varies according to the performance of certain equity levels or indices. These deposit obligations may be subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. Under AcG-17, we separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense. Upon adoption of AcG-17 the change in carrying value of the deposit obligations and any adjustments resulting from the cessation of hedge accounting have been credited to opening retained earnings. This resulted in a $6 million after-tax credit to opening retained earnings ($9 million pre-tax).

Mortgage commitments

Concurrently with the November 1, 2003 adoption of AcG-13, we voluntarily changed our accounting policy for residential mortgage interest rate commitments. These commitments are given out to our retail customers for no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Under this change in accounting policy, we carry our liability to the retail customer and the associated economic hedges at fair value with changes in the fair value of both recorded in other income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgages that result. The impact of this change in

18	CIBC First Quarter 2004

accounting policy on both the interim and prior period consolidated financial statements was not significant.

Generally accepted accounting principles

On November 1, 2003 we prospectively adopted the CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

     On adoption of section 1100, we began to equity account for investments held in the merchant banking portfolio, where we have an ability to exert significant influence in the decision making process of the investee. This change in accounting policy was applied prospectively as required by the section, and the impact of the change on the interim consolidated financial statements was not significant.

     In addition, we commenced the treasury stock method of accounting for CIBC shares held within a trading portfolio. As a result, contributed surplus increased by $10 million for the three months ended January 31, 2004. The impact on common shares was not significant.

     Similarly, beginning November 1, 2003, any debt and deposit instruments issued by CIBC that are held within a trading portfolio are treated as a reduction of the appropriate debt and deposit obligation. Upon subsequent resale of the instrument, any gains or losses are deferred and amortized over the remaining life of the instrument. The impact of the change on the interim consolidated financial statements was not significant.

     In addition, we are currently reviewing the offsetting of certain items in the consolidated balance sheet and it is reasonably possible that the balance sheet presentation of these items may change in the second quarter of 2004.

2. Acquisitions

On January 20, 2004, CIBC gave notice to the remaining non-controlling preferred shares holders of Juniper Financial Corp. (Juniper), a 90% owned U.S. credit card company, of its intention to exercise its option to purchase their shares. Upon completion of the transaction, which is expected, subject to regulatory approval, to occur in the second quarter of 2004, CIBC’s interest in Juniper will increase to 97% from 90%. Although the financial impact of this transaction is not determinable at this time, it is not expected to be significant.

3. Allowance for credit losses

		For the three months ended January 31, 2004			For the three months ended January 31, 2003

		Specific	General	Total	Specific	General	Total
$ millions		allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period		$856	$1,100	$1,956	$1,039	$1,250	$2,289
Provision for credit losses		155	-	155	339	-	339
Write-offs		(215)	-	(215)	(284)	-	(284)
Recoveries		55	-	55	50 (1)	-	50
Foreign exchange and other adjustments		1	-	1	(4)	-	(4)

Balance at end of period		852	1,100	1,952	1,140	1,250	2,390
Less:	allowance on letters of credit(2)	(1)	—	(1)	(1)	—	(1)
	allowance on loan substitute securities(3)	(3)	—	(3)	—	—	—

Allowance for credit losses		$848	$1,100	$1,948	$1,139	$1,250	$2,389

(1)	Includes credit protection purchased from third parties.

(2)	Included in other liabilities.

(3)	Included in securities.

4. Loans held for sale

During the quarter, we sold loans held for sale amounting to $303 million (total authorizations of $507 million) for a gain of $22 million, which was included in other non-interest income. As at January 31, 2004, the net amount of loans held for sale was $1,090 million, total authorizations of $1,536 million (October 31, 2003: $1,321 million, total authorizations of $1,931 million).

5. Securitization

During the quarter, we securitized fixed- and variable-rate government-guaranteed residential mortgage loans of $2,550 million through the creation of mortgage-backed securities, and subsequently sold $2,324 million of those securities. We received net cash proceeds of $2,305 million and retained the right to receive future excess interest on residential mortgages valued at $48 million. The gain on sale was not significant. We retained responsibility for servicing the mortgages and recognize revenue as these services are provided. The key assumptions used to value the sold and retained interests include pre-payment rates of 12.0% to 40.0% and discount

CIBC First Quarter 2004	19

rates of 3.2% to 4.3%. There are no expected credit losses as the mortgages are government guaranteed.

     During the quarter, we sold $56 million of U.S. credit card receivables through securitization transactions to a trust. The gain on sale was not significant. We retained servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided.

6. Share capital

On December 22, 2003, we commenced a normal course issuer bid through the facilities of the Toronto Stock Exchange, effective for one year. Under this bid, we may purchase up to 18 million common shares, just under 5% of CIBC’s outstanding common shares as at December 15, 2003. During the quarter, we repurchased and cancelled approximately 2.1 million common shares under the program for an aggregate consideration of $143 million.

     During the quarter, we issued approximately 1 million common shares for $48 million, pursuant to stock option plans.

OUTSTANDING SHARES

As at	Jan. 31, 2004	Oct. 31, 2003

Class A Preferred Shares(1)
Fixed-rate shares entitled to non-cumulative dividends
Series 15	12,000,000	12,000,000
Series 16	5,500,000	5,500,000
Series 17	6,500,000	6,500,000
Series 18	12,000,000	12,000,000
Series 19	8,000,000	8,000,000
Series 20	4,000,000	4,000,000
Series 21	8,000,000	8,000,000
Series 22	4,000,000	4,000,000
Series 23	16,000,000	16,000,000
Series 24	16,000,000	16,000,000
Series 25	16,000,000	16,000,000
Series 26	10,000,000	10,000,000
Series 27	12,000,000	12,000,000

Common shares	360,991,763	362,042,914

Stock options outstanding	16,374,371	17,776,232

(1)	The rights and privileges of Class A Preferred Shares Series 15-27 are described in Note 14 to the 2003 consolidated financial statements.

7. Restructuring

During the fourth quarter of 2002, we recorded a restructuring charge of $508 million relating to the closing of our U.S. electronic banking operations and restructuring initiatives in other businesses. The remaining provision at January 31, 2004 relates mainly to severance commitments to be paid in 2004 and outstanding lease payments and contract termination costs that extend to future periods. Payments under this restructuring program are expected to be minimal after 2004. During the quarter, approximately 120 positions were eliminated for a total of approximately 2,620 positions eliminated since the program commenced. In total, these initiatives are expected to result in the elimination of approximately 2,700 positions.

     The components of the charges and movements in the associated provision are as follows:

20	CIBC First Quarter 2004

RESTRUCTURING
	For the three months				For the three months
$ millions	ended January 31, 2004				ended October 31, 2003

		Contract				Contract
	Termination	termination			Termination	termination
	benefits	costs	Other	Total	benefits	costs	Other	Total

Balance at beginning of period	$43	$11	$31	$85	$76	$23	$24	$123
Change in estimate(1)	—	—	—	—	(16)	(10)	3	(23)
Cash payments	(12)	—	(19)	(31)	(17)	(2)	4	(15)

Balance at end of period	$31	$11	$12	$54	$43	$11	$31	$85

(1)	During the fourth quarter of 2003, we changed our estimate for restructuring resulting in a $23 million reduction in the original provision. The change in estimate resulted from facts and circumstances occurring subsequent to the original charge. In particular, severance costs were less than originally anticipated due to higher levels of attrition and redeployment within CIBC. In addition, vendor and contract termination costs were less than originally anticipated, and there was improved recovery on assets.

8. Earnings per share

	2004	2003	2003
$ millions (except per share amounts), for the three months ended	Jan. 31	Oct. 31	Jan. 31

Basic EPS
Net income	$609	$510	$445
Preferred share dividends and premiums	(49)	(43)	(44)

Net income applicable to common shares	$560	$467	$401

Weighted-average common shares outstanding (thousands)	359,742	361,266	359,131

Per share	$1.56	$1.29	$1.12

Diluted EPS
Net income applicable to common shares	$560	$467	$401

Weighted-average common shares outstanding (thousands)	359,742	361,266	359,131
Add: stock options(1)(thousands)	4,175	3,206	1,275

Weighted-average diluted common shares outstanding (thousands)	363,917	364,472	360,406

Per share	$1.54	$1.28	$1.11

(1)	Excludes average options outstanding of 1,500 with a weighted-average exercise price of $57.19; and average options outstanding of 5,714,293 with a weighted-average exercise price of $51.46 for the three months ended October 31, 2003 and January 31, 2003, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. There were no average options outstanding as at January 31, 2004 whose exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 273,444 with a weighted-average exercise price of $37.60; average options outstanding of 568,222 with a weighted-average exercise price of $37.60; and average options outstanding of 578,889 with a weighted-average exercise price of $37.60 for the three months ended January 31, 2004, October 31, 2003 and January 31, 2003, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

9. Contingencies

Litigation

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services CIBC provided to certain hedge funds that engaged in mutual fund market timing. On February 3, 2004, the NYAG filed a criminal complaint and the SEC filed a civil enforcement proceeding against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. During the quarter, we established a reserve of $50 million in connection with this matter. Although we cannot determine at this time the eventual timing or outcome of these investigations, we do not expect these investigations to have a material adverse impact on CIBC’s consolidated financial position or results of its operations.

     CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number

CIBC First Quarter 2004	21

of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and we presently believe this insurance is sufficient to cover any liability arising from these claims. CIBC, with its insurance carriers, is participating in a court-ordered mediation in an effort to resolve the claims asserted in the Newby and bankruptcy cases. We will regularly assess the sufficiency of our litigation reserves in relation to these Enron-related matters.

     On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that in the DOJ’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Superintendent of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to our compliance with these policies.

     We are currently in discussions with our banking regulators and the monitor appointed by the DOJ regarding the specifics with respect to the winding down or sale, in an orderly fashion in the normal course of business, of CIBC’s U.S., United Kingdom, and Australian based receivables conduit vehicles. As the discussions have not yet concluded, it is not possible to estimate with certainty the cost, if any, of such a winding down or sale. At this time, however, we do not expect such a wind down or sale of these conduit vehicles, or the implementation of the other terms of our settlement agreements with the DOJ and our banking regulators, to have a material adverse impact on CIBC’s consolidated financial position or results of its operations.

     In addition to the matters described above, CIBC is party to legal proceedings in the ordinary course of its business. Management does not expect the outcome of any of these proceedings, individually or in aggregate to have a material adverse effect on CIBC’s consolidated financial position or results of its operations.

New York premises

During the quarter, CIBC signed a 30-year lease agreement with a tenant for approximately 800,000 square feet of space in the recently completed 1.2 million square foot building at 300 Madison Avenue in New York City. As part of the lease agreement, CIBC will pay approximately $140 million in leasing concessions between late 2004 and early 2006, which will be deferred and amortized over the lease term. We will begin consolidating the majority of our U.S. business operations into the remaining space in the new building during the fourth quarter of 2004. As a result, CIBC will vacate most of its existing New York premises and expects to incur sublease losses as we exit these leased facilities. These losses will be recorded when incurred and are currently estimated to be between $50 million and $70 million.

10. Segmented information

CIBC is structured into three business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines.

22	CIBC First Quarter 2004

RESULTS BY BUSINESS LINE
		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate		CIBC
$ millions, for the three months ended		Markets	Management	Markets	and Other		Total

Jan. 31, 2004	Net interest income	$1,049	$134	$169	$83		$1,435
	Non-interest income	440	385	640	64		1,529
	Intersegment revenue(1)	(159)	106	55	(2)		—

	Total revenue	1,330	625	864	145		2,964
	Provision for credit losses	162	4	(15)	4		155
	Non-interest expenses	750	468	595	130		1,943

	Income before income taxes and non-controlling interests	418	153	284	11		866
	Income taxes	136	61	90	(31)		256
	Non-controlling interests	—	—	—	1		1

	Net income	$282	$92	$194	$41		$609

	Average assets(2)	$160,594	$19,800	$100,439	$696		$281,529

Oct. 31, 2003	Net interest income	$1,040	$142	$181	$63		$1,426
	Non-interest income	427	349	605	90		1,471
	Intersegment revenue(1)	(164)	113	52	(1)		—

	Total revenue	1,303	604	838	152		2,897
	Provision for credit losses	184	6	86	(145	)(3)	131
	Non-interest expenses	804	472	626	159		2,061
	Restructuring reversal	(5)	—	(5)	(13)		(23)

	Income before income taxes and non-controlling interests	320	126	131	151		728
	Income taxes	116	37	5	59		217
	Non-controlling interests	—	—	—	1		1

	Net income	$204	$89	$126	$91		$510

	Average assets(2)	$148,005	$28,784	$101,370	$850		$279,009

Jan. 31, 2003	Net interest income	$970	$157	$248	$23		$1,398
	Non-interest income	392	478	716	95		1,681
	Intersegment revenue(1)	(158)	103	57	(2)		—

	Total revenue	1,204	738	1,021	116		3,079
	Provision for credit losses	138	3	192	6		339
	Non-interest expenses	708	546	657	182		2,093

	Income (loss) before income taxes and non-controlling interests	358	189	172	(72)		647
	Income taxes	105	68	42	(15)		200
	Non-controlling interests	—	—	1	1		2

	Net income (loss)	$253	$121	$129	$(58)		$445

	Average assets(2)	$144,803	$33,189	$110,668	$1,016		$289,676

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper Financial Corp., CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(3)	Includes $150 million reversal of general allowance.

11. Future accounting changes

In June 2003, the CICA issued AcG-15 “Consolidation of Variable Interest Entities.” This guideline requires the consolidation of variable interest entities (VIEs) by the primary beneficiary. Further information on this future accounting change is provided in Note 29 to the 2003 consolidated financial statements.

     The CICA has noted that it plans to make amendments to the scope, definitions and application guidance and that the revised guideline would be effective for periods beginning on or after November 1, 2004. We will assess the impact once the revised guideline is issued.

12. Prior period information

Certain prior period amounts have been reclassified to conform to the presentation in the current period.

CIBC First Quarter 2004	23